UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2022

Fundrise Growth eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our Offerings to invest in residential rental properties, real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise.

Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Growth eREIT VI, LLC (the “Target eREIT”), with the Company as the surviving entity. In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on our and the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For more information about the Merger, please see the Offering Circular filed on September 1, 2022, here. Refer to “Recent Developments” for further information.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2022 we had offered up to $50.0 million in our common shares in any rolling twelve-month period under Regulation A (the “Offering”). The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022 and December 31, 2021, we had raised total gross offering proceeds of approximately $99.2 million and $98.4 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.3 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,861,000 and 9,803,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2022, approximately $671,000 of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

As of September 14, 2021, the Manager closed the then-ongoing Offering. Most recently, the Company qualified $75.0 million of additional common shares for sale pursuant to Regulation A on August 30, 2022.

Until December 31, 2018, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2018, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U
June 30, 2020	$10.06	Form 1-U
December 31, 2020	$10.52	Form 1-U
June 30, 2021	$11.22	Form 1-U
September 30, 2021	$12.41	Form 1-U
December 31, 2021	$13.68	Form 1-U
March 31, 2022	$14.18	Form 1-U
June 30, 2022	$14.70	Form 1-U
September 1, 2022	$14.71	Form 1-U

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Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

On July 11, 2019, we paid out our first distribution to shareholders for the distribution period of May 1, 2019 through June 30, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date(1)	Annualized Yield(2)		Link
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019		7.00%	Form 1-U
06/01/2019 – 06/30/2019	$0.0023287671		05/30/2019	07/11/2019		8.50%	Form 1-U
06/30/2019(5)	$0.1279595195		06/27/2019	07/11/2019		(5)	Form 1-U
07/01/2019 – 07/31/2019	$0.0002739726		06/27/2019	10/09/2019		1.00%	Form 1-U
08/01/2019 – 08/31/2019	$0.0002739726		07/30/2019	10/09/2019		1.00%	Form 1-U
09/01/2019 – 10/01/2019	$0.0004109589		08/29/2019	10/09/2019		1.50%	Form 1-U
10/02/2019 – 10/31/2019	$0.0005479452		10/01/2019	01/13/2020		2.00%	Form 1-U
11/01/2019 – 11/30/2019	$0.0013698630		10/31/2019	01/13/2020		5.00%	Form 1-U
12/01/2019 – 12/31/2019	$0.0032876712		11/26/2019	01/13/2020		12.00%	Form 1-U
12/31/2019(6)	$0.1398101944		12/26/2019	01/13/2020		(6)	Form 1-U
01/01/2020 – 01/31/2020	$0.0013698630		12/23/2019	04/09/2020		5.00%	Form 1-U
02/01/2020 – 02/29/2020	$0.0013698630		01/29/2020	04/09/2020		5.00%	Form 1-U
03/01/2020 – 03/31/2020	$0.0011643836		02/26/2020	04/09/2020		4.25%	Form 1-U
04/01/2020 – 04/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
05/01/2020 – 05/31/2020	$0.0000000000		N/A	N/A		0.00%	N/A
06/01/2020 – 06/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
07/01/2020 – 07/31/2020	$0.0004109589		06/29/2020	10/08/2020		1.50%	Form 1-U
08/01/2020 – 08/31/2020	$0.0006849315		07/30/2020	10/08/2020		2.50%	Form 1-U
09/01/2020 – 10/01/2020	$0.0006849315		08/28/2020	10/08/2020		2.50%	Form 1-U
10/02/2020 – 10/31/2020	$0.0006849315		10/01/2020	01/12/2021		2.50%	Form 1-U
11/01/2020 – 11/30/2020	$0.0006849315		10/29/2020	01/12/2021		2.50%	Form 1-U
12/01/2020 – 12/31/2020	$0.0006849315		11/25/2020	01/12/2021		2.50%	Form 1-U
01/01/2021 – 01/31/2021	$0.0012328767		12/29/2020	04/13/2021		4.50%	Form 1-U
02/01/2021 – 02/28/2021	$0.0013698630		01/28/2021	04/13/2021		5.00%	Form 1-U
03/01/2021 – 03/31/2021	$0.0009589041		02/25/2021	04/13/2021		3.50%	Form 1-U
04/01/2021 – 04/30/2021	$0.0013698630		03/30/2021	07/13/2021		5.00%	Form 1-U
05/01/2021 – 05/31/2021	$0.0010958904		04/29/2021	07/13/2021		4.00%	Form 1-U
06/01/2021 – 06/30/2021	$0.0012328767		05/28/2021	07/13/2021		4.50%	Form 1-U
07/01/2021 – 07/31/2021	$0.0012328767		06/29/2021	10/12/2021		4.50%	Form 1-U
08/01/2021 – 08/31/2021	$0.0013698630		07/28/2021	10/12/2021		5.00%	Form 1-U
09/01/2021 – 10/01/2021	$0.0010958904		08/27/2021	10/12/2021		4.00%	Form 1-U
10/02/2021 – 10/31/2021	$0.0012328767		10/01/2021	01/11/2022		4.50%	Form 1-U
11/01/2021 – 11/30/2021	$0.0013698630		10/27/2021	01/11/2022		5.00%	Form 1-U
12/01/2021 – 12/31/2021	$0.0013698630		11/29/2021	01/11/2022		5.00%	Form 1-U
01/01/2022 – 01/31/2022	$0.0010958904		12/29/2021	04/12/2022		4.00%	Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022		5.00%	Form 1-U
03/01/2022 – 03/31/2022	$0.0009589041		02/25/2022	04/12/2022		3.50%	Form 1-U
04/01/2022 – 04/30/2022	$0.0010958904		03/30/2022	07/12/2022		4.00%	Form 1-U
05/01/2022 – 05/31/2022	$0.0012328767		04/27/2022	07/12/2022		4.50%	Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022		5.00%	Form 1-U
07/01/2022 – 07/31/2022	$0.0012328767		06/28/2022	10/21/2022		4.50%	Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/21/2022		4.50%	Form 1-U
09/01/2022 – 10/01/2022	$0.0006849315		08/29/2022	10/21/2022		2.50%	Form 1-U
Weighted Average	$0.0009363166	(3)			3.42	%(4)

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(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from May 1, 2019 through October 1, 2022.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On June 27, 2019, the Manager of the Company declared a distribution of $0.1279595195 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

(6)	On December 26, 2019, the Manager of the Company declared a distribution of $0.1398101944 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

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Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2022, approximately 1,842,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

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Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest revenue on our real estate debt investments and rent from real estate properties, as well as cash flow distributions from equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On September 5, 2018, we substantially commenced operations. For the six months ended June 30, 2022 and 2021, we recognized total net income (loss) of approximately $164,000 and $(32,000), respectively.

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Revenue

Rental Revenue

For the six months ended June 30, 2022 and 2021, we earned rental revenue of approximately $306,000 and $389,000, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily due to the sale of two rental real estate properties during the year ended December 31, 2021.

Interest Revenue

For the six months ended June 30, 2022 and 2021, we earned interest revenue of approximately $0 and $448,000 from our real estate debt investments, respectively. The decrease in interest revenue is due to the payoff of the Mosby University City debt investment during the year ended December 31, 2021.

Expenses

Asset Management Fees – Related Party

For the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $486,000 and $396,000, respectively. The increase in asset management fees is primarily attributable to an increase in net assets, as the asset management fee is calculated as a percentage of net assets each quarter.

General and Administrative Expenses

For the six months ended June 30, 2022 and 2021, we incurred general and administrative expenses of approximately $148,000 and $147,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. General and administrative expense is in line with the prior year comparative period.

Property Operating and Maintenance Expenses

For the six months ended June 30, 2022 and 2021, we incurred property operating and maintenance expenses of approximately $70,000 and $104,000, respectively. The decrease in property operating and maintenance expenses is primarily due to the sale of two rental real estate properties during the year ended December 31, 2021.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2022 and 2021, we had equity in earnings (losses) of approximately $594,000 and $(150,000) from our equity method investees, respectively. The increase in equity in earnings is attributable to the improved performance from three of our equity method investees.

Our Investments

As of June 30, 2022, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

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Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return(1)	Redemption Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
RSE-University City Controlled Subsidiary (6)	Charlotte, NC	Land	03/01/2019	12.0%	03/01/2022	$5,800,000	-	80.2%	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(6)	On September 17, 2021, the RSE-University City Controlled Subsidiary investment was redeemed in full and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Urban Realty 215 Chester Controlled Subsidiary(2)	Atlanta, GA	Commercial	09/14/2018	$1,353,750	Initial	Update
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000	Initial	N/A
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300	Initial	N/A
RSE Palmer Controlled Subsidiary	Woodstock, GA	Multifamily	11/17/2020	$23,415,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On October 21, 2021, the RSE Urban Realty 215 Chester Controlled Subsidiary investment was fully disposed.

As of June 30, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

10

Real Property Controlled Subsidiaries (Wholly- Owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Projected Renovation Cost(1)		Projected Exit Price(1)	Projected Hold Period(1)	Overview (Form 1-U)
RSE W14 Controlled Subsidiary(2)	Los Angeles, CA	Mixed-Use	3,980	09/20/2018		$35,000	$1,561,000 - $2,035,000	10 years	Initial Update
RSE W42 Controlled Subsidiary(3)	Los Angeles, CA	Multifamily	6,982	10/05/2018		$25,000	$1,952,000 - $2,544,000	10 years	Initial Update
RSE E74 Controlled Subsidiary	Los Angeles, CA	Multifamily	3,200	12/04/2018		$40,000	$1,050,000 - $1,373,000	10 years	Initial
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	8,900	06/05/2019		$1,800,000	---	10 years	Initial
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	22,000	06/27/2019	$	---	---	7 years	Initial
RSE P34 Controlled Subsidiary	Los Angeles, CA	Multifamily	2,000	08/02/2019		$120,000	$1,414,000 - $1,693,000	5-10 years	Initial
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	5,300	08/07/2019		$320,000	---	7 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(2)	On December 30, 2021, W14 Controlled Subsidiary was fully disposed.
(3)	On December 30, 2021, W42 Controlled Subsidiary was fully disposed.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We may obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had deployed approximately $70.5 million for nine investments and had approximately $6.7 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022, we anticipate that cash on hand and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of September 16, 2022 and June 30, 2022, we have no outstanding Company level debt and have not received a commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

11

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments may include both current interest payments and interest revenue received in kind, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

After a strong performance for both the stock market and real estate in 2021, the first half of 2022 has seen significant volatility and a pull-back in risk sentiment. Against a backdrop of geopolitical turmoil, ongoing supply chain concerns, the highest inflation in four decades, and a sudden shift in Federal Reserve policy toward rapid rate increases, the S&P 500 fell approximately 20% in the first half of 2022. Public real estate as a whole saw similar performance, with the FTSE NAREIT U.S. Real Estate Index falling approximately 19% in the first half of 2022. By comparison, the Fundrise portfolio outperformed with an average net return for all Fundrise clients of approximately 5.5% in the first half of 2022. We attribute this outperformance to a few driving factors: (1) sound underlying fundamentals of high quality real estate assets in our target residential and industrial macros; (2) a low-fee model; (3) a relatively conservative balance sheet; and (4) private markets’ relative insulation from the sharp swings in investor sentiment that impact the public market more dramatically.

Rising interest rates began having a more direct impact on cap rate expansion during the first half of the year. Nevertheless, the rent growth experienced across our residential assets generally more than offset the valuation headwinds from cap rate expansion. Per Yardi Matrix’s Summer 2022 Market Analysis, multi-family asking rents were up 13.7% year-over-year.

We expect that the recent public market correction could still be in its early stages, given the Federal Reserve’s messaging around continued tightening and its primary goal of restraining inflation. These measures may result in a “hard landing,” consistent with a recession. However, we believe that our portfolio, focused on high-quality real estate assets, will continue to demonstrate solid relative performance in this environment. We further plan to carry a larger balance of cash in the near future in preparation for the heightened possibility of more pronounced pricing dislocations in either public or private markets that could unlock opportunistic buying opportunities.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

12

Recent Developments

Our Investments

The following table summarizes real estate investments acquired by the Company since June 30, 2022 through September 16, 2022.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
W59 Controlled Subsidiary(1)	Los Angeles, CA	Mixed-Use	75,000	02/07/2020	$15,040,000	10 years	Initial
L37 Controlled Subsidiary(1)	Nashville, TN	Multifamily	65,000	09/24/2020	$10,820,000	7 – 10 years	Initial
Z20 Controlled Subsidiary(1)	Nashville, TN	Land	565,000	09/24/2020	$4,640,000	7 – 10 years	Initial

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 13, Subsequent Events for more information about the Merger. The Purchase Prices are presented as of the date of initial acquisition and have not been subsequently updated.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Property Type	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
Parkland Controlled Subsidiary(2)	Orange Park, FL	Multifamily	12/11/2020	$15,032,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 13, Subsequent Events for more information about the Merger. The Purchase Prices are presented as of the date of initial acquisition and have not been subsequently updated.

13

Other

Event	Date	Description
Share Purchase Price Update	07/01/2022	Beginning on July 1, 2022, the per share purchase price of our common shares was updated to $14.70 due to a change in NAV. More information can be found here.

July 2022 Contribution to National Lending	07/15/2022	On July 15, 2022, the Company made an additional contribution of approximately $395,000 to National Lending, bringing its total contributions to approximately $6.0 million.

Declaration of August 2022 Distributions	07/27/2022	On July 27, 2022, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2022 and ending on August 31, 2022. More information can be found here.

Declaration of September 2022 Distributions	08/29/2022	On August 29, 2022, our Manager declared a daily distribution of $0.0006849315 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2022 and ending on October 1, 2022. More information can be found here.

Merger	09/01/2022	Effective September 1, 2022, Fundrise Growth eREIT VI, LLC, (the “Target eREIT”), merged with and into the Company, with the Company as the surviving entity (“the Merger”). For more information about the Merger, please see the Offering Circular filed on September 1, 2022 here.

Share Purchase Price Update	09/01/2022	Beginning on September 1, 2022, the per share purchase price of our common shares was updated to $14.71 in connection with the Merger. For more information, please see the Offering Circular filed on September 1, 2022 here.

Item 2.	Other Information

None.

14

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (*)
ASSETS
Cash and cash equivalents	$6,705	$6,753
Deposits	8,407	8,407
Other assets	216	3,013
Above-market lease asset, net	204	220
Investments in equity method investees	41,905	42,682
Investments in rental real estate properties, net	7,466	7,504
Investments in real estate held for improvement	6,217	6,109
Total Assets	$71,120	$74,688

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$92	$105
Due to related party	250	237
Settling Subscriptions	5	-
Redemptions payable	2,065	1,418
Distributions payable	1,223	1,288
Rental security deposits and other liabilities	28	28
Below-market leases, net	33	58
Total Liabilities	3,696	3,134

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 9,860,636 and 9,803,073 shares issued and 8,018,317 and 8,196,704 shares outstanding as of June 30, 2022 and December 31, 2021, respectively	78,957	81,469
Retained Earnings (Accumulated deficit)	(11,533)	(9,915)
Total Members’ Equity	67,424	71,554
Total Liabilities and Members’ Equity	$71,120	$74,688

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
Revenue
Rental revenue	$306	$389
Other revenue	11	6
Interest revenue	-	448
Total revenue	317	843

Expenses
Asset management fees – related party	486	396
General and administrative expenses	148	147
Property operating and maintenance	70	104
Depreciation and amortization	43	78
Total expenses	747	725

Other income (expense)
Equity in earnings (losses)	594	(150)
Total other income (expense)	594	(150)

Net income (loss)	$164	$(32)

Net income (loss) per basic and diluted common share	$0.02	$(0.00)
Weighted average number of common shares outstanding, basic and diluted	8,179,439	8,585,811

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

F-2

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021(*)	8,196,704	$81,469	$(9,915)	$71,554
Issuance of common shares	57,564	795	-	795
Offering costs	-	(36)	-	(36)
Distributions declared on common shares	-	-	(1,782)	(1,782)
Redemptions of common shares	(235,951)	(3,271)	-	(3,271)
Net income (loss)	-	-	164	164
June 30, 2022 (unaudited)	8,018,317	$78,957	$(11,533)	$67,424

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020(*)	8,670,673	$86,639	$(7,467)	$79,172
Issuance of common shares	70,341	738	-	738
Offering costs	-	(106)	-	(106)
Distributions declared on common shares	-	-	(1,858)	(1,858)
Redemptions of common shares	(387,804)	(3,958)	-	(3,958)
Net income (loss)	-	-	(32)	(32)
June 30, 2021 (unaudited)	8,353,210	$83,313	$(9,357)	$73,956

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$164	$(32)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	43	78
Intangible lease amortization	(9)	(18)
Equity in (earnings) losses	(594)	150
Bad debt expense	2	26
Interest revenue received in kind	-	(448)
Changes in assets and liabilities:
Net (increase) decrease in other assets	33	98
Net increase (decrease) in accounts payable and accrued expenses	(57)	(36)
Net increase (decrease) in due to related party	13	80
Net increase (decrease) in rental security deposits and other liabilities	-	(28)
Net cash provided by (used in) operating activities	(405)	(130)
INVESTING ACTIVITIES:
Investment in equity method investees	(1,084)	(1,847)
Return of investment from equity method investees	2,455	2,021
Improvements in real estate held for improvement	(97)	(40)
Proceeds received from sale of rental real estate properties	2,756	-
Capital expenditures related to rental real estate properties	-	(16)
Release of deposits	-	500
Net cash provided by (used in) investing activities	4,030	618
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	795	738
Redemptions paid	(2,624)	(4,313)
Proceeds from settling subscriptions	5	-
Distributions paid	(1,846)	(1,474)
Offering costs paid	(3)	(91)
Net cash provided by (used in) financing activities	(3,673)	(5,140)

Net increase (decrease) in cash and cash equivalents	(48)	(4,652)
Cash and cash equivalents, beginning of period	6,753	11,635
Cash and cash equivalents, end of period	$6,705	$6,983

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Offering costs accrued and payable	$32	$10

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Improvements in real estate held for improvement included in accounts payable and accrued expenses	$11	$1

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Growth eREIT II, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties for rent, development, or redevelopment. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets.

Investments in rental real estate properties may consist of land, homes, townhomes and condominiums, office and commercial space, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of June 30, 2022, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of June 30, 2022 and December 31, 2021, we elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Previously, the Company qualified approximately $36.3 million of shares on March 10, 2020, which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million. As of September 14, 2021, the Manager closed the Offering. Most recently, the Company qualified approximately $75.0 million of additional common shares pursuant to Regulation A on August 30, 2022. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or continue to offer its common shares pursuant to Regulation D, as determined by the Manager.

F-5

As of June 30, 2022 and December 31, 2021, after redemptions, the Company has net common shares outstanding of approximately 8,018,000 and 8,197,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2022 and December 31, 2021, the Sponsor owned 500 common shares. In addition, as of June 30, 2022 and December 31, 2021, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2022 and December 31, 2021, third parties had purchased approximately 192,000 and 134,400 common shares, respectively, in private placements for an aggregate purchase price of approximately $2.3 million and $1.5 million, respectively. As of June 30, 2022 and December 31, 2021, the total amount of equity outstanding by the Company on a gross basis was approximately $99.2 million and 98.4 million, respectively, and the total amount of settling subscriptions was approximately $5,000 and $0, respectively. These amounts were offered at $14.70 and $13.68 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited consolidated financial statements. These consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

F-6

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of June 30, 2022 and December 31, 2021, the Manager had incurred cumulative organizational and offering costs of approximately $331,000, on behalf of the Company. The Hurdle Rate was met as of June 30, 2020. As of June 30, 2022, and December 31, 2021, the Company had reimbursed the Manager cumulative amounts of approximately $331,000. As such, no organizational and offering costs remained payable as of June 30, 2022 and December 31, 2021.

During the six months ended June 30, 2022 and 2021, the Company directly incurred offering costs of approximately $36,000 and $106,000, respectively. Of these amounts, approximately $32,000 and $6,000 were payable as of June 30, 2022 and December 31, 2021, respectively.

F-7

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and is adjusted for contributions and distributions, basis differences and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected terms of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees during the six months ended June 30, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2022 and 2021, we did not have any TDRs. As of June 30, 2022 and December 31, 2021, no real estate debt investments were considered impaired. No impairment losses were recorded related to real estate debt investments during the six months ended June 30, 2022 and 2021.

F-8

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, multifamily properties, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangibles is written off. In-place lease assets have been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

F-9

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	10 - 20 years
Furniture and fixtures	5 - 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2022 and 2021, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

F-10

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of June 30, 2022 and December 31, 2021.

As of June 30, 2022 and December 31, 2021, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30 2022, the tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Rental revenue is generally recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within rental revenue in the consolidated financial statements.

As of June 30, 2022, non-cancellable operating leases provided for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2022	186
2023	267
2024	273
2025	280
2026	286
Thereafter	630
Total	$1,922

F-11

For the six months ended June 30, 2022, one tenant accounted for approximately 41% of contractual rental revenue.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each single-family property is delivered and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases (“ASC 840”) addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2022. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other Assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-12

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$42,682	$46,596
Additional investments in equity method investees	1,084	3,527
Repayment of equity method investees	-	(2,066)
Distributions received	(2,455)	(6,442)
Equity in earnings (losses) of equity method investees	594	1,067
Ending balance	$41,905	$42,682

As of June 30, 2022, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 75.0% non-controlling member interest in 215 Chester LLC, whose activities are carried out through the following wholly-owned asset: 215 Chester LLC, a commercial property with redevelopment potential in Atlanta, GA. On October 21, 2021, the RSE Urban Realty 215 Chester Controlled Subsidiary sold the 215 Chester property for a sales price of approximately $5,713,000. Proceeds from the sale totaled approximately $3,013,000, net of repayment of approximately $2,464,000 of outstanding principal and interest on the senior loan and approximately $236,000 of closing costs, fees, taxes and rent proration. On October 27, 2021, we received a corresponding cash flow distribution of approximately $2,065,000.

(2)	Acquired in 2019, a 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(3)	Acquired in 2019, a 51.0% non-controlling member interest in The Hamilton JV, LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

(4)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. See Note 10, Related Party Arrangements, for further information regarding National Lending.

(5)	Acquired in 2020, an 85.0% non-controlling member interest in MP The Palmer, LLC, whose activities are carried out through the following wholly-owned asset: The Palmer, a multifamily property in Woodstock, GA.

As of and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

F-13

Condensed balance sheet information:	Runaway Lakes Land Partners, LLC As of June 30, 2022	The Hamilton JV LP As of June 30, 2022	National Lending, LLC As of June 30, 2022	FR-MP The Palmer JV, LLC As of June 30, 2022
Real estate assets, net	$56,589	$30,468	$-	$59,071
Other assets	5,434	560	58,831	2,631
Total assets	$62,023	$31,028	$58,831	$61,702

Mortgage notes payable	$47,248	$19,420	$-	$69,619
Other liabilities	1,138	271	-	685
Equity	13,637	11,337	58,831	(8,602)
Total liabilities and equity	$62,023	$31,028	$58,831	$61,702
Company’s equity investment	$12,274	$5,780	$5,804	$18,047	(1)

Condensed income statement information:	Runaway Lakes Land Partners, LLC For the Six Months Ended June 30, 2022	The Hamilton JV LP For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022	FR-MP The Palmer JV, LLC For the Six Months Ended June 30, 2022
Total revenue	$4,310	$1,691	$14	$4,053
Total expenses	3,992	1,588	39	2,553
Net income (loss)	$318	$103	$(25)	$1,500
Company’s equity in earnings (losses) of investee	$286	$52	$61	$195	(1)

(1)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of and for the six months ended June 30, 2022, respectively.

As of December 31, 2021 and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	215 Chester LLC As of December 31, 2021	Runaway Lakes Land Partners, LLC As of December 31, 2021	The Hamilton JV LP As of December 31, 2021	National Lending, LLC As of December 31, 2021
Real estate assets, net	$-	$60,002	$30,887	$-
Other assets	-	1,882	495	69,017
Total assets	$-	$61,884	$31,382	$69,017

Mortgage notes payable	$-	$46,924	$19,420	$-
Other liabilities	-	588	248	-
Equity	-	14,372	11,714	69,017
Total liabilities and equity	$-	$61,884	$31,382	$69,017
Company’s equity investment	$-	$12,935	$5,973	$4,822

F-14

Condensed balance sheet information (continued):	FR-MP The Palmer JV, LLC As of December 31, 2021
Real estate assets, net	$59,595
Other assets	1,443
Total assets	$61,038

Mortgage notes payable	$70,125
Other liabilities	(120)
Equity	(8,967)
Total liabilities and equity	$61,038
Company’s equity investment	$18,952	(1)

Condensed income statement information:	215 Chester LLC For the Six Months Ended June 30, 2021	Runaway Lakes Land Partners, LLC For the Six Months Ended June 30, 2021	The Hamilton JV LP For the Six Months Ended June 30,2021	National Lending, LLC For the Six Months Ended June 30,2021
Total revenue	$270	$3,629	$1,395	$588
Total expenses	259	3,682	1,525	21
Net income (loss)	$11	$(53)	$(130)	$567
Company’s equity in earnings (losses) of investee	$8	$(48)	$(67)	$41

Condensed income statement information (continued):	FR-MP The Palmer JV, LLC For the Six Months Ended June 30, 2021
Total revenue	$3,601
Total expenses	3,071
Net income (loss)	$530
Company’s equity in earnings (losses) of investee	$(85	)(1)

(1)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of December 31, 2021 and for the six months ended June 30, 2021, respectively.

F-15

4.	Real Estate Debt Investments

As of June 30, 2022 and December 31, 2021, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. There were no new investments acquired during the six months ended June 30, 2022 or the year ended December 31, 2021. The following table describes our real estate debt investment activity (amounts in thousands):

Real Estate Debt investments:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$-	$7,248
Interest revenue received in kind	-	650
Repayment of debt investments(1)	-	(7,898)
Ending balance	$-	$-

(1)	On September 17, 2021, the real estate debt investment was redeemed in full and is no longer outstanding as of December 31, 2021.

     As of June 30, 2022 and December 31, 2021, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented grouped with “Real Estate Debt Investments” in these consolidated financial statements.

There were no real estate debt investments as of June 30, 2022 or December 31, 2021.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2022 and December 31, 2021, the Company has no real estate debt investments. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2022 and December 31, 2021, we had invested in three rental real estate properties.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Land	$5,498	$5,498
Building and building improvements	2,073	2,073
Furniture, fixtures, and equipment	7	7
Work in progress	128	128
Total gross investment in rental real estate properties	$7,706	$7,706
Less: Accumulated depreciation	(240)	(202)
Total investment in rental real estate properties, net	$7,466	$7,504

F-16

As of June 30, 2022 and December 31, 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $202,000 which includes cumulative acquisition fees paid to the Sponsor of approximately $93,000.

For the six months ended June 30, 2022 and 2021, the Company recognized approximately $38,000 and $73,000, respectively, of depreciation expense on rental real estate properties.

As of June 30, 2022 and December 31, 2021, we had invested in two real estate properties held for improvement.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Land	$2,606	$2,606
Building	3,327	3,327
Work in progress	284	176
Total investment in real estate held for improvement	$6,217	$6,109

As of June 30, 2022 and December 31, 2021, we had two rental real estate held for improvement, which consists of the following:

1)	In August 2019, the Company directly acquired ownership of a wholly-owned subsidiary which purchased an office/flex property totaling approximately 5,300 rentable square feet (the “W411 Property”) located in Los Angeles, CA, for approximately $3.8 million.

2)	In June 2019, the Company directly acquired ownership of a wholly-owned subsidiary which purchased one residential and four commercial units buildings totaling approximately 8,900 square feet (the “W39 Property”) located in Los Angeles, CA for approximately $3.1 million. In December 2021, the tenants lease on the buildings ended and the Company decided to redevelop the buildings. As such, the asset was re-classed to investment in real estate held for improvement and we stopped recognizing depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies – Investment in Rental Real Estate Properties and Real Estate Held for Improvement. The property was previously in Rental Real Estate Properties on the consolidated balance sheets for the year ended December 31, 2020.

As of June 30, 2022 and December 31, 2021, real estate held for improvement included capitalized transaction costs of approximately $62,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $57,000.

6.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The net impact of the acquired above- and below-market leases increased revenue by approximately $9,000 and $18,000 for the six months ended June 30, 2022 and 2021, respectively. The following table summarizes the scheduled amortization of the Company’s acquired above- and below-market lease intangibles for each of the five succeeding years (amounts in thousands):

	Above- Market Lease Amortization	Below- Market Lease Amortization
2022	16	(13)
2023	32	(3)
2024	32	(3)
2025	32	(3)
2026	32	(3)
Thereafter	60	(8)
Total above- and below- market lease intangibles	$204	$(33)

F-17

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
In-place lease asset, net of amortization	$66	$72
Trade receivables, net(1)	68	2,794
Prepaid expenses	80	145
Real estate deposits	2	2
Total other assets	$216	$3,013

(1)	As of December 31, 2021, trade receivables, net includes approximately $2.8 million related to proceeds from the sales of two rental real estate properties during December 2021, which was received in January 2022.

For the six months ended June 30, 2022 and 2021, the Company recognized approximately $5,000 of amortization expense on in-place lease assets.

As of June 30, 2022 and December 31, 2021, tenant receivables were included within other assets and were recorded net of an allowance for credit losses of approximately $1,000 and $23,000, respectively. For the six months ended June 30, 2022 and 2021, the Company recorded approximately $2,000 and $26,000, respectively, in bad debt expense which is included in rental revenue on the consolidated statements of operations.

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2022 and the year ended December 31, 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of June 30, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0013698630	$315		1/28/22	315	4/12/22
March 1, 2022 through March 31, 2022	0.0009589041	244		2/25/22	244	4/12/22
April 1, 2022 through April 30, 2022	0.0010958904	269		3/30/22	-	7/12/22
May 1, 2022 through May 31, 2022	0.0012328767	310		4/27/22	-	7/12/22
June 1, 2022 through June 30, 2022	0.0013698630	334		5/27/22	-	7/12/22
July 1, 2022 through July 31, 2022	0.0012328767	310	(2)	6/28/22	-	10/21/22
Total		$1,782	(1)		$559

F-18

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0013698630	$332		01/28/21	332	04/13/21
March 1, 2021 through March 31, 2021	0.0009589041	256		02/25/21	257	04/13/21
April 1, 2021 through April 30, 2021	0.0013698630	347		03/30/21	347	07/13/21
May 1, 2021 through May 31, 2021	0.0010958904	288		04/29/21	288	07/13/21
June 1, 2021 through June 30, 2021	0.0012328767	314		05/28/21	314	07/13/21
July 1, 2021 through July 31, 2021	0.0012328767	318		06/29/21	318	10/12/21
August 1, 2021 through August 31, 2021	0.0013698630	355		07/28/21	355	10/12/21
September 1, 2021 through October 1, 2021	0.0010958904	275		08/27/21	274	10/12/21
October 2, 2021 through October 31, 2021	0.0012328767	315		10/01/21	-	01/11/22
November 1, 2021 through November 30, 2021	0.0013698630	340		10/27/21	-	01/11/22
December 1, 2021 through December 30, 2021	0.0013698630	352		11/29/21	-	01/11/22
January 1, 2022 through January 31, 2022	0.0010958904	281	(3)	12/29/21	-	04/21/22
Total		$3,773	(1)		$2,485

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2022 and the year ended December 31, 2021, total distributions declared to related parties were approximately $2,000 and $3,000, respectively.

(2)	The liability for the July 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after September 30, 2022.

(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $279,000.

F-19

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2022 and December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2022 and 2021.

F-20

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2022 and 2021, the Manager incurred approximately $6,000 and $19,000 of operational costs on our behalf, respectively. Of such amounts, approximately $2,000 and $3,000 were due and payable as of June 30, 2022 and December 31, 2021, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until December 31, 2018 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

Accordingly, during the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $486,000 and $396,000, respectively, and as of June 30, 2022 and December 31, 2021, approximately $245,000 and $221,000, respectively, of asset management fees were payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2022 and 2021, no development fees have been incurred or paid to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2022 and December 31, 2021, the Manager has not designated any asset as non-performing and no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2022 and 2021, no disposition fees have been incurred. Accordingly, as of June 30, 2022 and December 31, 2021, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2022 and 2021, the Company did not make any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2022 and 2021, fees of approximately $5,000 and $3,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

F-21

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2022 and December 31, 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 shares as of June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and 2021, the Sponsor incurred approximately $37,000 and $22,000 of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2022 and December 31, 2021, approximately $3,000 and $13,000 of operational costs were due and payable, respectively.

For the six months ended June 30, 2022 and 2021, no acquisition fees related to investments in rental real estate properties were incurred or paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022 and December 31, 2021, the Company has contributed approximately $5.6 million and $4.7 million, respectively, for a 9.9% and 7.0% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the six months ended June 30, 2022 and 2021, the Company did not enter into any promissory notes with National Lending. As of both June 30, 2022 and 2021, there was no accrued interest payable to National Lending.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-22

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 16, 2022 for potential recognition or disclosure.

Offering

On August 30, 2022, the Company qualified $75.0 million of additional common shares for sale pursuant to Regulation A, which were issued in exchange for common Shares of Fundrise Growth eREIT VI, LLC. See below for further details.

Merger

Effective September 1, 2022, Fundrise Growth eREIT VI, LLC, (the “Target eREIT”), merged with and into Fundrise Growth eREIT II, LLC, with the Company as the surviving entity (“the Merger”). In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For more information about the Merger, please see the Offering Circular filed on September 1, 2022 here.

Additional Contribution to National Lending, LLC

On July 15, 2022 the Company contributed an additional $395,000 to National Lending in accordance with the Subscription Agreement, for a total cumulative contribution of approximately $6,001,000, which is equivalent to approximately 9.4% ownership as of July 15, 2022.

Investments Update

As of September 16, 2022, the Company has acquired no new investments, but has contributed approximately $1.5 million in additional capital to existing investments subsequent to June 30, 2022.

F-23

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.3*	Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.4*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Package (incorporated by reference to Appendix C of the Company’s Offering Circular on Form 1-A POS filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.3*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Growth eREIT II, LLC and Fundrise Growth eREIT VI, LLC

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 16, 2022.

Fundrise Growth eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 16, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 16, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

17